Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands, except Ratio of Earnings to Fixed Charges)

Three Months
Ended March
31, 2019
Earnings (Loss)
Loss before provision for income taxes and minority interest	$ (45,757)
Fixed charges	15,838
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	-
Loss as adjusted	$ (29,919)

Fixed Charges
Interest expense	$ 15,815
Portion of rental expense representative of the interest factor	22
Total fixed charges	$ 15,838

Ratio of earnings to fixed charges (a)	-

(a) For the three months ended March 31, 2019 earnings were not sufficient to cover fixed charges by approximately $45.8 million.